November 9, 2012	TSX: SIL
NYSE MKT: SILU

SPROTT RESOURCE LENDING CORP. REPORTS THIRD QUARTER 2012 RESULTS AND
DECLARES DIVIDEND FOR Q3 2012

Toronto, Ontario - Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) today reported its financial results for the three and nine months ended September 30, 2012. All figures are in Canadian dollars except where noted. Please note our investor conference call time and date has changed as noted herein.

“Our resource loan portfolio performed well during the quarter as we generated close to $4 million in interest income,” said Narinder Nagra, Chief Operating Officer of Sprott Resource Lending. “Our resource loan and bond portfolio currently stands at $178 million, including $22 million of loan commitments and signed term sheets. Our pipeline of lending opportunities continues to be strong with over $80 million in term sheets in active negotiations. In addition to our growing lending activities, this quarter saw a strong performance from our securities portfolio as well as the value of our gold loans outstanding.”

“This quarter we also benefited the continued monetization of our legacy portfolio and in particular from the sale of our subsidiary which held the former operating gold mine, Castle Mountain,” commented Jim Grosdanis, Chief Financial Officer of Sprott Resource Lending. “We are pleased to have recently declared our sixth consecutive quarterly dividend of $0.015 per common share and believe we are well positioned to deploy our capital quickly in the current environment, which should support our dividend policies in coming quarters.”

Third Quarter Highlights

  Net income in the third quarter of 2012 was $6.7 million (or $0.04 earnings per common share) compared to a net loss of $0.6 million (or $0.00 earnings per common share) in the third quarter of 2011, which reflects the continued performance of the Company’s resource portfolio and the improved performance of the Company’s legacy non resource loan portfolio.
  As of September 30, 2012, investments and securities increased by $2.7 million or 6% to $50.5 million compared to $47.8 million at December 31, 2011. The increase was primarily due to the receipt of shares and warrants from resource loan activities and net acquisitions of notes, bonds and debentures of $11.5 million.
  Interest income on the resource loan portfolio was $3.9 million for the third quarter of 2012 compared to $3.1 million for the third quarter 2011, reflecting an increase in the average balance of resource loans.
  Book value increased from $1.57 per common share at June 30, 2012 to $1.60 per common share at September 30, 2012.

Dividend Details

The Board of Directors has approved the payment of a quarterly dividend of $0.015 per common share. The dividend of $0.015 is for payment on December 7, 2012 to shareholders of record on November 21, 2012. This is the Company’s sixth consecutive quarterly dividend. The Company hereby notifies its shareholders that it will designate the full amount of such dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada).

Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

Real Estate

Currently, two of the four remaining legacy real estate properties are under a conditional sales contract. Management continues to work to monetize the Company’s remaining real estate portfolio and will seek to accelerate the sale process over the quarter as resource loan opportunities are closed.

Conference Call – Updated Time and Date

Please note our investor conference call time and date has changed. Sprott Resource Lending plans an investor conference call to discuss its financial results on Monday, November 12 at 10:00 a.m. EDT. The call will be hosted by Peter Grosskopf, President and Chief Executive Officer, Narinder Nagra, Chief Operating Officer, and Jim Grosdanis, Chief Financial Officer. The call can be accessed live by dialing local (647) 427-7450 and toll free (888) 231-8191.

The call will be recorded and a replay made available approximately two hours after the live call ends. Individuals can access the replay by dialing local (416) 849-0833 or toll free (855) 859-2056 and entering pass code 60291049 followed by the number sign. The replay will be available until 11:59 p.m. ET on November 20, 2012.

About Sprott Resource Lending Corp.

Sprott Resource Lending specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and partnership agreement, Sprott Lending Consulting Limited Partnership provides Sprott Resource Lending (www.sprottlending.com) day to day business management as well as other management and administrative services. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416-943-4998
Jim Grosdanis, CFO	416-943-4698

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.